FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 10, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	President/CEO

Date: June 10, 2004

MTS INCREASES OWNERSHIP
IN ITS OMSK SUBSIDIARY

Moscow, Russian Federation – April 13, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and Ukraine, has acquired an additional 7.5% of Mobilnye Sistemy Svyazi OJSC (“MSS”), increasing its ownership in the company to 91%.

In line with its strategy of consolidating the Company’s ownership in its subsidiaries, MTS has acquired a further 7.5% stake in Mobilnye Sistemy Svyazi (MSS) for $2.2 million from Sibirtelecom OJSC. In March 2000, MTS acquired a 51% controlling stake in MSS, followed by a series of acquisitions amounting to an additional 32.5% by fall 2001, thus increasing its share in MSS to 83.5%. As a result of today’s transaction, MTS’ effective ownership in MSS increases to 91%.

MSS provides its GSM 900/1800 services under the MTS brand in the Omsk region (population 2.1 million), located in the Siberian part of Russia. The company’s subscriber base was approximately 240,750 users as of March 31, 2004. According to AC&M-Consulting, the company’s market share was 67% and mobile penetration in the region was 17% at the end of March 2004.

***

For further information contact:

Mobile TeleSystems, Moscow

Investor and Public Relations	tel: +7095 911 6553
Andrey Braginski	e-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (or “MTS”) is the largest mobile phone operator in Russia in terms of subscribers. Together with its subsidiaries, the company services over 19.1 million subscribers. The regions of Russia as well as in Belarus and Ukraine in which MTS and its subsidiaries are licensed to provide GSM services have a total population of approximately 200.6 million. Since June 2000, MTS’ shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

MTS INCREASES OWNERSHIP
IN ITS KHABAROVSK SUBSIDIARY

Moscow, Russian Federation – April 16, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and Ukraine, has acquired an additional 40% stake in Far East Cellular Systems-900 CJSC (“FECS-900”), increasing its ownership in the company to 100%.

In line with its strategy of consolidating the Company’s ownership in its subsidiaries, MTS has acquired a further 40% stake in FECS-900 for $8.3 million from Far East Telecommunications Company OJSC. In August 2001, MTS acquired a 60% controlling stake in FECS-900 through Telecom-900 CJSC. As a result of today’s transaction, MTS’ effective ownership in FECS-900 increases to 100%.

FECS-900 provides GSM 900/1800 services under the MTS brand in the Khabarovsk region (population 1.4 million), located in the Siberian part of Russia. The company’s subscriber base was approximately 151,110 users as of April 15, 2004. According to AC&M-Consulting, the company’s market share was 46.3% and mobile penetration in the region was 22% at the end of March 2004.

***

For further information contact:

Mobile TeleSystems, Moscow

Investor and Public Relations	tel: +7095 911 6553
Andrey Braginski	e-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (or “MTS”) is the largest mobile phone operator in Russia in terms of subscribers. Together with its subsidiaries, the company services over 19.2 million subscribers. The regions of Russia as well as in Belarus and Ukraine in which MTS and its subsidiaries are licensed to provide GSM services have a total population of approximately 200.6 million. Since June 2000, MTS’ shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

MOBILE TELESYSTEMS ANNOUNCES
REDEMPTION OF ITS FLOATING RATE NOTES

Moscow, Russian Federation – April 20, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and Ukraine, announces the redemption of its $300,000,000 Floating Rate Notes on May 5, 2004.

MTS will redeem all of its outstanding US$300 million one-year unsecured Rule 144A/Regulation S Floating Rate Notes. The notes will be redeemed on May 5, 2004, at 100% of their principal amount, plus accrued interest thereon to the redemption date. The principal amount and interest of all notes to be redeemed shall become due and payable on the redemption date. Interest upon the principal amount of the notes shall cease to be payable from and after the redemption date.

Payment of the redemption price of the notes will be made upon presentation and surrender of such notes at the following payment agents:

The Trustee:	The Luxembourg Paying Agent:

JPMorgan Chase Bank	J.P. Morgan Bank Luxembourg S.A.
4 New York Plaza	5 Rue Plaetis
15th Floor	L-2338 Luxembourg
New York, New York 10004	Facsimile: +352 4626 85380
Facsimile: +1 212 623 6216/5

With a copy to facsimile: +44 1202 34 7438

The notes were issued on August 5, 2003, in the international debt capital markets. The notes were issued through MTS’ 100% beneficially owned subsidiary, Mobile TeleSystems Finance S.A., a company organized under the laws of Luxembourg, and are guaranteed by MTS.  JPMorgan Chase Bank, a New York banking corporation, is trustee for the issue.  The notes mature on August 5, 2004, and have a quarterly coupon payable at 3-month Libor plus 4%. The notes were issued at 99% of their nominal principal amount and carry a call option in 6 and 9 months. The notes were offered and sold to non-U.S. persons outside the United States in offshore transactions in compliance with Regulation S of the U.S. Securities Act and in the United States to “qualified institutional buyers” in compliance with Rule 144A of the U.S. Securities Act. The notes are listed on the Luxembourg Stock Exchange.

***

For further information contact:

Mobile TeleSystems, Moscow

Investor and Public Relations	tel: +7095 911 6553

Andrey Braginski	e-mail: ir@mts.ru

***

***

Mobile TeleSystems OJSC (or “MTS”) is the largest mobile phone operator in Russia and Ukraine. Together with its subsidiaries, the company services over 19.2 million subscribers. The regions of Russia as well as in Belarus and Ukraine in which MTS and its subsidiaries are licensed to provide GSM services have a total population of approximately 200.6 million. Since June 2000, MTS’ shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

MTS ANNOUNCES AGM DATE AND
RECOMMENDED AMOUNT OF DIVIDENDS

Moscow, Russia – April 30, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and Ukraine, announces the calling of the annual general meeting of shareholders (AGM) and the recommended amount of dividends.

At the Board of Directors (BoD) meeting yesterday, the calling of the annual general meeting of shareholders was scheduled for June 24, 2004.

The Company’s BoD recommended the AGM approve annual dividends of RUR 3.20 per ordinary MTS share(1) (approximately $2.22 per ADR(2)) for the 2003 fiscal year, amounting to a total of RUR 6.38 billion ($221.14 million)(3). The record date for the Company’s share- and ADR-holders entitled to participate in the AGM and to receive dividends was set for May 10, 2004.

Other issues entered by MTS’ BoD into the AGM agenda include the election of the BoD and Review Commission, the approval of the Company’s Auditor and adoption of amendments into MTS’ Charter.

***

For further information contact:

Mobile TeleSystems, Moscow

Investor Relations	tel.: +7095 911-65-53
Andrey Braginski	e-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (or “MTS”) is the largest mobile phone operator in Russia and Ukraine. Together with its subsidiaries, the company services over 19.2 million subscribers. The regions of Russia as well as in Belarus and Ukraine in which MTS and its subsidiaries are licensed to provide GSM services have a total population of approximately 200.6 million. Since June 2000, MTS’ shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

(1)        The exact amount to be paid is RUR 3.20217480 per ordinary share.

(2)        According to Russia’s Central Bank exchange rate of 28.86 RUR/$ as of April 29, 2004.

(3)        The amount is 48.0% of the Company’s net income in 2003 in accordance with the RAS and 42.8% of net income under US GAAP.

MTS Announces Subscriber Growth Numbers for April 2004

Moscow, Russian Federation – May 13, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and Ukraine, announces that its consolidated subscriber base reached 20.18 million users on April 30, 2004.

During April 2004, MTS’ consolidated subscriber base on a net basis increased by 990,000 subscribers, of which 220,000 were added in Moscow and the Moscow region.

Commenting on the results, MTS’ First Vice-President, Mikhail Susov, said: “Last month MTS’ consolidated subscriber base exceeded 20 million, emphasizing the continuous growth of the Russian and Ukrainian markets and our leading position on these markets. We are particularly pleased with our subscriber additions on the Moscow market.”

	Apr. 30, 2004	Mar. 31, 2004	Growth		Apr. 30, 2003	Growth
			Subs	%		Subs	%
Total consolidated subscribers, end of period (mln)	20.18	19.19	0.99	5.1%	10.12	9.07	89.7%
Russia (mln)	16.08	15.35	0.73	4.8%	8.26	7.09	85.8%
Moscow and the Moscow region (mln)	5.61	5.39	0.22	4.1%	3.74	1.65	44.1%
St. Petersburg and the Leningrad region (mln)	1.33	1.29	0.05	3.5%	0.86	0.43	49.4%
Rest of Russia (mln)	9.14	8.67	0.47	5.4%	3.66	5.01	136.9%
Ukraine (mln)	4.10	3.85	0.25	6.5%	1.86	1.99	106.9%
Unconsolidated subsidiaries in Russia(1) (thousand)	180.5	163.3	17.20	10.5%	—	—	—
MTS Belarus(2) (thousand)	635.7	592.6	43.1	7.3%	106.1	486.5	458.5%

***

For further information contact:

Mobile TeleSystems, Moscow	tel: +7 095 911 6553
Andrey Braginski, Investor and Public Relations	e-mail: ir@mts.ru

***

(1)        MTS owns 50% stakes in Primtelefon, a local mobile operator in the Far Eastern and Siberian regions of Russia, and in Volgograd Mobile and Astrakhan Mobile, local mobile operators in the Volga part of Russia. MTS does not consolidate these companies.

(2)        MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated.

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and Ukraine. Together with its subsidiaries, the Company services over 21.3 million subscribers. The regions of Russia, as well as Belarus and Ukraine, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 200.6 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

MTS Announces Subscriber Growth Numbers for May 2004

Moscow, Russian Federation – June 3, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and Ukraine, announces that its consolidated subscriber base reached 21.29 million users on May 31, 2004.

During May 2004, MTS’ consolidated subscriber base on a net basis increased by 1.11 million subscribers, of which 240,000 were added in Moscow and the Moscow region.

Commenting on the results, MTS’ First Vice-President, Mikhail Susov, said: “Subscriber growth in May is largely due to people purchasing phones in preparation for their vacations and travelling to their dachas. During the month, MTS’ consolidated subscriber base increased by more than a million users – the best result since the beginning of the year. We remain satisfied with the number of MTS subscriber additions on the Moscow market during the past few months, compared with our competitors.”

	May 31, 2004	Apr. 30, 2004	Growth		May 31, 2003	Growth
			Subs	%		Subs	%
Total consolidated subscribers, end of period (mln)	21.29	20.18	1.11	5.5%	10.70	10.59	98.9%
Russia (mln)	16.93	16.08	0.85	5.3%	8.77	8.16	93.0%
Moscow and the Moscow region (mln)	5.85	5.61	0.24	4.3%	3.94	1.91	48.5%
St. Petersburg and the Leningrad region (mln)	1.39	1.33	0.06	4.5%	0.90	0.49	54.4%
Rest of Russia (mln)	9.66	9.14	0.52	5.7%	3.93	5.73	145.8%
Ukraine (mln)	4.36	4.10	0.26	6.2%	1.91	2.45	128.1%
Unconsolidated subsidiaries in Russia(1) (thousand)	200.4	180.5	19.90	11.0%	—	—	—
MTS Belarus(2) (thousand)	690.0	635.7	54.30	8.5%	139.1	550.9	396.0%

***

For further information contact:

Mobile TeleSystems, Moscow	tel: +7 095 911 6553
Andrey Braginski, Investor and Public Relations	e-mail: ir@mts.ru

***

(1)        MTS owns 50% stakes in Primtelefon, a local mobile operator in the Far Eastern and Siberian regions of Russia, and in Volgograd Mobile and Astrakhan Mobile, local mobile operators in the Volga part of Russia. MTS does not consolidate these companies.

(2)        MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated.

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and Ukraine. Together with its subsidiaries, the Company services over 21.3 million subscribers. The regions of Russia, as well as Belarus and Ukraine, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 200.6 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.